September 14, 2011

Mr. Kevin Kuhar
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC  20549

Re:          Power Oil & Gas Inc.
August 18, 2011
Form 20-F for the Fiscal Year ended December 31, 2010
Filed June 30, 2011
File No. 333-137571

Dear Mr. Kuhar,

We have reviewed your comments to our Form 20-F for the fiscal year ended December 31, 2010.  We thank you for your review to assist and enhance the overall disclosure in our Exchange Act Filings.  This letter sets forth the responses of Power Oil & Gas Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 18, 2011, with respect to the above referenced Form 20-F filing. The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

Form 20-F for the Fiscal Year Ended December 31. 2010

Report of Independent Registered Public Accounting Firm, page 65

Comment:

1.
We note that the report of BDO Canada LLP only opines on your balance sheet as of December 31, 2010 and statements of operations and comprehensive loss, cash flows and shareholders' equity for the year then ended. Please amend the filing to include an audit report that opines on your balance sheet as of December 31, 2009 and your statements of operations and comprehensive loss, cash flows and shareholders' equity for the years ended December 31, 2009 and 2008. See Item 8-A.2 of Form 20-F which requires you to provide three years of audited financial statements.

Response:
The Company respectfully advises the Staff that in accordance with Item 8-A.2 of Form 20-F, our Annual Report includes an audit report by BDO Canada LLP which opines on the balance sheet as of December 31, 2010, and the Company does not plan to request the previous auditors, Smythe, Ratcliffe LLP, to update the audit reports for the years ended December 31, 2009 and 2008 at this time.

104-1240 Kensington Road N.W. ▪ Calgary, Alberta, Canada T2N 3P7 ▪ Phone: 403.261.3070 ▪ Fax: 403.775.0599

Securities and Exchange Commission

September 14 2011

Comment:

2.
In the opinion paragraph of its report, BDO Canada LLP opines that your financial statements are fairly presented in accordance with US GAAP, even though in the second paragraph of the same report it states that your management is responsible for the preparation and fair presentation of the financial statements in accordance with Canadian GAAP. Further we note that you disclose in Note 2 - Significant Accounting Policies that your financial statements are presented in accordance with Canadian GAAP. Please amend the filing to include a revised audit report of BDO Canada LLP, as well as the audit reports of the other auditors requested in the prior comment, that correctly and consistently indicate, if true, that your financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles. Otherwise, please advise us.

Response:
The Company respectfully advises the Staff that BDO Canada LLP has revised its audit report to correctly and consistently indicate our financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles; and further that the audit reports of the auditors for years ended December 31, 2009 and 2008 correctly and consistently indicate our financial statements are presented in accordance with Canadian Generally Accepted Accounting Principles.

Statements of Operations and Comprehensive Loss, page 68

Comment:

3.
We see you present a line item entitled "stock-based compensation". Consistent with the staffs guidance in SAB Topic 14.F, please revise future filings, including any amendments to your Form 20-F, to present this amount in the same line or lines as cash compensation paid to the same employees - e.g., cost of sales, selling expense, general and administrative expense, research and development, etc.

Response:
The Company respectfully confirms that all future filings, including any amendments to Form 20-F, will present amounts currently reflected in line item entitled “stock-based compensation” in the same line or lines as cash compensation paid to the same employees to comply with SAB Topic 14.F.

104-1240 Kensington Road N.W. ▪ Calgary, Alberta, Canada T2N 3P7 ▪ Phone: 403.261.3070 ▪ Fax: 403.775.0599

Securities and Exchange Commission

September 14 2011

Exhibit 12.1 - Section 302 Certifications

Comment:

4.
We note that the identification of the certifying individual at the beginning of the Section 302 certification required by Exhibit 12 of the Form 20-F rules also includes the title of the certifying individual. In future filings, including any amendments to your Form 20-F, please revise the identification of the certifying individual at the beginning of the certification to remove the individual's title.

Response:
The Company respectfully confirms that in all future filings, we will revise Section 302 certifications to remove the titles of the certifying individual from the introductory paragraph to comply with the language required by Item 601(31) of Regulation S-K.

Closing Comments

Power Oil & Gas Inc. hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/

Keith Diakiw
Chief Executive Officer and President

104-1240 Kensington Road N.W. ▪ Calgary, Alberta, Canada T2N 3P7 ▪ Phone: 403.261.3070 ▪ Fax: 403.775.0599